                                                                 EXHIBIT 99(1)

FROM:	Kerzner International Limited Paradise Island, The Bahamas

	Investor Contact: Omar Palacios Tel: +1.242.363.6018 Email: Omar.Palacios@kerzner.com	Media Contact: Lauren Snyder Tel: +1.242.363.6018 Email: Lauren.Snyder@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER COMMENCES TENDER OFFER
AND CONSENT SOLICITATION RELATING TO
8.875% SENIOR SUBORDINATED NOTES DUE 2011

PARADISE ISLAND, The Bahamas, September 12, 2005 - Kerzner International Limited (NYSE: KZL) (the “Company”), a leading international developer and operator of destination resorts, casinos and luxury hotels, and its wholly owned subsidiary, Kerzner International North America, Inc. (“KINA”), announced today that they are commencing a cash tender offer to purchase any and all of their outstanding 8.875% Senior Subordinated Notes due 2011. The tender offer is being made pursuant to an Offer to Purchase and Consent Solicitation Statement (the “Statement”) and a related Letter of Transmittal and Consent, each dated September 12, 2005. The tender offer is scheduled to expire at 12:01 a.m., New York City time, on October 8, 2005, unless extended to a later date or time or earlier terminated. In conjunction with the tender offer, the Company and KINA will be soliciting consents to proposed amendments to the indenture governing the notes. The proposed amendments would eliminate substantially all of the restrictive covenants and certain events of default from the indenture governing the notes. Holders that tender their notes will be required to consent to the proposed amendments, and holders that consent to the proposed amendments will be required to tender their notes.

Tenders of notes and deliveries of consents made on or prior to 5:00 p.m., New York City time, on Wednesday, September 21, 2005 (the “Consent Date”), may be withdrawn or revoked at any time on or before the Consent Date. Tenders of notes made after 5:00 p.m., New York City time, on Wednesday, September 21, 2005, may be withdrawn at any time until 12:01 a.m., New York City time, on the expiration date for the tender offer, which is currently scheduled to be October 8, 2005.

Subject to conditions specified in the Statement, the total consideration to be paid for each properly delivered consent and validly tendered note received (and not properly revoked) on or prior to 5:00 p.m., New York City time, on Wednesday, September 21, 2005 and accepted for payment will be $1,082.83 per $1,000.00 of principal amount, plus accrued and unpaid interest. The total consideration for each note tendered includes an early consent premium of $22.25 per $1,000.00 of principal amount of notes payable only to those holders that tender their Notes on or prior to 5:00 p.m., New York City time, on Wednesday, September 21, 2005 (and do not withdraw their tender). Total consideration will be paid shortly after the expiration of the Consent Date. Holders that tender their notes after that time but prior to the expiration of the tender offer will receive $1,060.58 per $1,000.00 of principal amount of notes validly tendered and accepted for payment, plus accrued and unpaid interest.

The tender offer is conditioned upon the satisfaction of a financing condition, a consent under the Company’s existing revolving credit facility, a minimum tender condition, as well as other general conditions.

Copies of the tender offer and consent solicitation documents can be obtained by contacting MacKenzie Partners, Inc., the Tabulation Agent and Information Agent for the consent solicitation, at 800-322-2885 (toll free) and 212-929-5500.

Deutsche Bank Securities Inc. is acting as Dealer Manager for the tender offer and Solicitation Agent for the consent solicitation. Questions concerning the tender offer and consent solicitation may be directed to Deutsche Bank Securities Inc., High Yield Capital Markets, at 800-553-2826 (toll free).

This press release is not an offer to purchase nor a solicitation of acceptance of the offer to purchase, which may be made only pursuant to the terms of the Statement and the related Letter of Transmittal and Consent. The consent solicitation is being made solely by the Statement, and related documents (as may be amended from time to time), and those documents should be consulted for additional information regarding delivery procedures and the conditions of the tender offer and consent solicitation.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

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